ClearSign Technologies Corp.

8023 East 63rd Place, Suite 101

Tulsa, OK 74133

VIA EDGAR

July 19, 2022

U.S. Securities & Exchange Commission
Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn:	Tyler Howes
Christine Westbrook

Re: ClearSign Technologies Corp.

Registration Statement on Form S-3

Filed July 1, 2022

File No. 333-265967

Ladies and Gentlemen:

ClearSign Technologies Corp. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), on July 14, 2022, regarding the Registration Statement on Form S-3 submitted to the Commission on July 1, 2022. In response to the Staff’s comment, the Company is submitting via EDGAR this response letter. For your convenience, we have repeated below your comment in bold, and have followed it with our response.

Registration Statement on Form S-3

Our Business

About ClearSign Technologies Corporation, page 3

1. We note disclosure on page 3 stating your boiler burner technology is currently undergoing commercialization in China. Please revise, where appropriate, to quantify the extent of your operations in China. As an example only, disclose the portion of your revenues derived from China. To the extent such operations are material to your business, please review the Division of Corporation Finance's December 20, 2021 guidance "Sample Letter to China-Based Companies“ available at: https://www.sec.gov/corpfin/sample-letter-chinabased-companies and update your disclosure to further highlight the legal and operational risks associated with having a material portion of your operations in China.

Response: We respectfully acknowledge the Staff’s comment and propose the following disclosure to be added to Registration Statement, where appropriate: “We have a satellite office located in Beijing, China to support our commercialization efforts. At this time, these operations in China are immaterial compared to total company operations. As of March 31, 2022, our China asset balance totaled $227 thousand, or approximately 2.6% compared to our total asset balance of $8,644 thousand.  During the year ended December 31, 2021, revenues attributable to our China operations were $21 thousand, or approximately 3.4% compared to our total revenues of $607 thousand.”

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We thank you for your review of the foregoing. If you have further comments, please feel free to contact our counsel, Blake Baron, Esq., at bjb@msk.com or by telephone at (917) 546-7709.

Sincerely,

/s/ Colin James Deller
Colin James Deller
Chief Executive Officer